

Brent Rivard · 3rd

Managing Director of Pathfinder Partners

Encinitas, California, United States · 500+ connections ·

Contact info

 **Pathfinder Partners,**

 **University of Califor**
Angeles

Experience



Managing Director & CFO / COO

Pathfinder Partners, LLC

Nov 2008 – Present · 12 yrs 2 mos

Greater San Diego Area

Pathfinder manages various private real estate investment funds that multifamily and residential properties.



CFO

Ciari Guitars

Apr 2019 – Present · 1 yr 9 mos

Ciari guitars manufactures and sells the first gig-ready, pro-play travel guitar.



Board Member

Signature Analytics

Sep 2014 – Jun 2018 · 3 yrs 10 mos

Signature Analytics is an outsourced accounting firm providing ongoing accounting support and financial analysis to small and mid-size businesses. Our team of highly experienced accountants will act as your entire accounting department (CFO to staff accountant), or

...see mor



Board Member/Owner

Main Path Marketing

Jan 2015 – May 2018 · 3 yrs 5 mos

Main Path is a San Diego based digital marketing agency offering Search Engine Optimization, Paid Advertising, Website Design and Development, Social Media Marketing as well as other marketing related services.



Board Member/Co-founder

RelationEdge

Apr 2013 – May 2018 · 5 yrs 2 mos

San Diego, CA

RelationEdge provides you with a complete lifecycle solution for your Salesforce.com initiatives. Whether you are considering implementing Salesforce or were an early adopter, RelationEdge i an experienced and trusted service provider capable of maximizing your ROI in Salesforce. Our mission is to provide our clients with a total support solution that engages, enables ...**see mor**

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Education



University of California, Los Angeles

Business Economics, Business, Accounting, Music

1993 – 1997

Activities and Societies: Pi Kappa Alpha Fraternity



